White Knight Resources Ltd.

82-2850

RECEIVED
2004 OCT -5 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

04045327

NEWS RELEASE

Drilling Commences at Indian Ranch Project, Cortez Trend, Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)
September 28, 2004

White Knight Resources Ltd. (the "Company") announces that Placer Dome U.S. Inc. ("PDUS") has commenced drilling on the Company's 75% owned Indian Ranch property located within the prolific Cortez Trend, north central Nevada.

During the past year, PDUS conducted geological, geochemical and geophysical programs on the property which covers a portion of a covered Lower Plate window. The principal stratigraphic, structural and intrusive geologic features, plus gold mineralization recognized in and around the Indian Ranch window, closely resemble the geologic settings within productive portions of the Cortez Trend. The announced drill program is anticipated to comprise an initial six holes totaling 2,000 metres which are currently permitted, with a further four drill holes totaling approximately 1,000 metres awaiting archaeological clearance before drilling may commence.

The Company owns an undivided 75% interest and Chapleau Resources Ltd. owns an undivided 25% interest in the property. PDUS may earn a 60% interest by spending US$2,000,000 over a four-year period. Upon vesting its 60% ownership, PDUS can elect to earn an additional 15% by financing a feasibility study on the property.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman of the Board

dlw 10/5

PROCESSED
OCT 05 2004
THOMSON FINANCIAL

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com